mk

15045953

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED PROCESSING SECTION
MAR 0 2 2015
WASH., DC

SEC FILE NUMBER
8- 27458

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2013 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Means Wealth Management**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

802 Stillwater Ave.
(No. and Street)

Bangor, ME 04401
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John R. Dudley, Senior Vice President **207-947-6763**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haverlock, Estey & Curran, LLC
(Name – *if individual, state last, first, middle name*)

8 Commerce Ct., Hampden, ME 04444
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John R. Dudley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Means Wealth Management, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Vice President
Title

Randy S Baker
Notary Public

This report ** contains (check all applicable boxes):

- ✓ (a) Facing Page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- ✓ (d) Statement of Changes in Financial Condition.
- ✓ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ✓ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ✓ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RANDY S. BAKER
Notary Public - State of Maine
My Commission Expires 04/30/2020

MEANS WEALTH MANAGEMENT

FINANCIAL AND OPERATING REPORTS

DECEMBER 31, 2014

HEC CPA

Haverlock, Estey & Curran, LLC

Certified Public Accountants · Consultants

MEANS WEALTH MANAGEMENT

FINANCIAL AND OPERATING REPORTS

DECEMBER 31, 2014

AUDIT REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Means Wealth Management

We have audited the accompanying financial statements of Means Wealth Management (an S corporation), which comprise the statements of financial condition as of December 31, 2014 and September 30, 2013, and the related statements of income, changes in stockholders' equity, and cash flows for the fifteen months and year then ended, respectively, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information as of December 31, 2014. Means Wealth Management's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As more fully discussed in Note 1 to the financial statements, the Company has elected to report its interest in Micbrooks Partnership (a majority-owned entity) using the equity method of accounting. In our opinion, accounting principles generally accepted in the United States of America require that all majority-owned entities be consolidated with the Company. The effect on the financial statements of this departure from generally accepted accounting principles has not been determined.

In our opinion, except for the effects on the financial statements of not consolidating all majority-owned entities, as discussed above, the financial statements referred to above present fairly, in all material respects, the financial condition of Means Wealth Management as of December 31, 2014 and September 30, 2013, and the results of its operations and its cash flows for the fifteen months and year then ended, respectively, in accordance with accounting principles generally accepted in the United States of America.

The information in Schedule 1, Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, and Schedule 2, Reconciliation of Audited vs. Unaudited Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of Means Wealth Management's financial statements. The supplemental information is the responsibility of Means Wealth Management's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information,

we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Haverlock, Estey + Curran
HAVERLOCK, ESTEY & CURRAN

Hampden, Maine
February 27, 2015

Exibit A

MEANS WEALTH MANAGEMENT
Statements of Financial Condition
December 31, 2014 and September 30, 2013

Assets

	2014	2013
Cash and Cash Equivalents		
Checking	$ 205,011	$ 25,690
Money market funds	242,270	356,331
Total Cash and Cash Equivalents	447,281	382,021
Other Assets		
Receivables from broker-dealers and clearing organizations - Fees and commissions	36,977	39,201
Other receivables	6,737	2,900
Prepaid expenses	5,188	8,575
Marketable securities owned - At fair value - Note 2	1,133,330	833,524
Note receivable - Note 13	166,862	-
Investment in unconsolidated subsidiary - At equity - Note 6	109,037	102,933
Other investments - At equity which approximates fair value	18,731	20,315
Property and equipment - At cost - Net of accumulated depreciation - Note 3	160,311	124,882
Other assets - Note 8	37,419	33,522
Total Other Assets	1,674,592	1,165,852
Total Assets	$ 2,121,873	$ 1,547,873

Liabilities and Stockholders' Equity

	2014	2013
Liabilities		
Accounts payable and accrued expenses	$ 149,632	$ 67,533
Stockholders' Equity - Exhibit C		
Class A, voting common stock, no par value 200,000 shares authorized, 100,000 and 85,000 shares issued and outstanding in 2014 and 2013, respectively	434,550	300,000
Retained earnings	1,537,691	1,180,340
Total Stockholders' Equity	1,972,241	1,480,340
Total Liabilities and Stockholders' Equity	$ 2,121,873	$ 1,547,873

The accompanying notes are an integral part of these statements.

Exhibit B

MEANS WEALTH MANAGEMENT
Statements of Income
For the Fifteen Months Ended December 31, 2014 and Year Ended September 30, 2013

	2014	2013
Revenues		
Commissions and fees	$ 245,673	$ 228,661
Management and investment advisory income	1,372,204	634,221
Net gains on firm securities trading accounts	10,081	13,719
Gains on firm securities investment account		
Net gains on securities sold	23,864	113,934
Interest and dividend income	32,907	34,312
Net unrealized gains	122,562	8,823
Revenue from sale of investment company shares	526,243	335,986
Commodities revenue	-	891
Interest and dividends	21,152	3,123
Other income		
Fees closed-end mutual funds	15,268	15,528
Other income	8,481	10,431
Equity in income of unconsolidated subsidiary and investment - Note 6	17,064	11,804
Total Revenues	2,395,499	1,411,433
Expenses		
Employee compensation and benefits		
Salaries and wages	1,380,814	762,157
Payroll taxes	71,113	53,999
Health insurance	36,319	28,106
Other employee costs - Note 7	112,021	29,451
Regulatory fees	13,930	12,923
Other expenses		
Customer account expenses		
Investment advisory fees	61,416	57,118
Other customer account expenses	66,194	59,561
Advertising and promotion - Note 1	43,166	29,893
SIPC fees	2,858	1,927
Other taxes	6,207	5,873
Repairs and maintenance	30,176	13,480
Computer and internet	15,428	8,175
Depreciation	22,690	23,784
Insurance	27,868	22,882
Office supplies	28,426	9,872
Utilities and telephone	17,217	14,572
Postage and delivery	5,415	4,000
Rent - Note 5	19,800	15,000
Professional fees	33,129	47,502
Other	27,813	14,431
Total Expenses	2,022,000	1,214,706
Net Income - Exhibits C and D	$ 373,499	$ 196,727

The accompanying notes are an integral part of these statements.

MEANS WEALTH MANAGEMENT
Statements of Changes in Stockholders' Equity
For the Fifteen Months Ended December 31, 2014 and Year Ended September 30, 2013

	Common Stock		Retained
	Shares	Amount	Earnings
Balance at September 30, 2012 Exhibit A	90	$ 300,000	$ 1,386,680
Recapitalization - Additional shares issued - Note 12	84,910	-	-
Net Income - Exhibit B	-	-	196,727
Dividends	-	-	(403,067)
Balance at September 30, 2013 Exhibit A	85,000	300,000	1,180,340
Net Income - Exhibit B	-	-	373,499
Stock issuance - Additional shares issued - Note 12	15,000	134,550	-
Dividends	-	-	(16,148)
Balance at December 31, 2014 - Exhibit A	100,000	$ 434,550	$ 1,537,691

The accompanying notes are an integral part of these statements.

MEANS WEALTH MANAGEMENT
Statements of Cash Flows
For the Fifteen Months Ended December 31, 2014 and Year Ended September 30, 2013

	2014	2013
Cash Flows from Operating Activities		
Net income - Exhibit B	$ 373,499	$ 196,727
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	22,690	23,784
Gain on sale of marketable securities - Long term investments	(23,864)	(113,934)
Net unrealized gain on marketable securities - Long term investments	(122,562)	(8,823)
Equity in income of unconsolidated subsidiary and investment	(17,064)	(11,804)
Changes in operating assets and liabilities		
(Increase) decrease in assets:		
Receivables from broker-dealers and clearing organizations	2,224	(4,550)
Other receivables	(3,837)	(2,900)
Interest receivable	(14,317)	
Prepaid expenses	3,387	2,208
Other assets	(3,898)	6,465
Increase in liabilities:		
Accounts payable and accrued expenses	82,099	8,099
Net Cash Provided by Operating Activities	298,357	95,272
Cash Flows from Investing Activities		
Purchases of property and equipment	(58,119)	(4,740)
Advances on notes receivable	(200,000)	
Collections on notes receivable	60,000	-
Proceeds from sale of marketable securities - Long term investments	25,344	25,000
Purchases of marketable securities - Long term investments	(178,724)	(281,977)
Net Cash Used by Investing Activities	(351,499)	(261,717)
Cash Flows from Financing Activities		
Issuance of common stock	134,550	-
Dividends paid	(16,148)	(2,960)
Net Cash Provided (Used) by Financing Actvities	118,402	(2,960)
Net Increase (Decrease) in Cash and Cash Equivalents	65,260	(169,405)
Cash and Cash Equivalents at Beginning of Year	382,021	551,426
Cash and Cash Equivalents at End of Year - Exhibit A	$ 447,281	$ 382,021

The accompanying notes are an integral part of these statements.

1. Summary of Significant Accounting Policies

Nature of Organization

Means Wealth Management (the Company) (formerly Means Investment Company, Inc.) is a full service brokerage firm located in Bangor, Maine. Its customers consist of individuals located primarily in New England. The Company is a registered broker/dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC). Credit is extended without collateral. The Company is exempt from the provisions of SEC Rule 15c3-3, *Customer Protection Reserves and Custody of Securities*, since it does not hold customer funds or securities.

The Company changed their period end date from September 30 to December 31 on October 1, 2013.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting whereby the Company reports revenue when earned and expenses when incurred.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions by management regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Financial Statement Presentation

The Company holds a 66-2/3% interest in Micbrooks Partnership. Management has elected to account for the investment under the equity method of accounting even though the ownership would require consolidation in accordance with authoritative guidance. The effect on the financial statements of this departure from generally accepted accounting principles has not been determined.

1. Summary of Significant Accounting Policies - continued

Security Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customer securities and commodity transactions are recorded on a settlement date basis. Securities purchased for trade December 31, 2014 with a fair market value of $25,691 were settled on January 5, 2015. There were no material trades which had not been settled at September 30, 2013.

Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*. Unrealized gains or losses are reflected in the statements of income. Realized gains and losses are computed based upon the specific security sold.

Cash

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risk on cash or cash equivalents. The Federal Deposit Insurance Corporation (FDIC) insures accounts up to $250,000. At December 31, 2014 the Company's cash balance did not exceed the FDIC limit.

Cash Equivalents

All liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business are considered to be cash equivalents for purposes of the statements of cash flows.

1. Summary of Significant Accounting Policies - continued

Receivables from Broker-Dealers and Clearing Organizations

Receivables are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the credit history with the broker-dealers and clearing organizations having outstanding balances and current relationships with them, it has concluded that realization of losses on balances outstanding at year-end will be immaterial.

Property and Equipment

The Company records all additions to property and equipment at cost, including freight, taxes and construction or installation costs including labor and overhead. Repairs and maintenance are charged to expense. Major repairs and improvements are capitalized when incurred. When property and equipment is sold or otherwise disposed of, the asset cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in current income.

Furniture and fixtures, computer equipment and vehicles are depreciated on a straight-line or accelerated basis over the estimated useful lives of five to ten years. Building, improvements and sign are depreciated on a straight-line basis over the estimated useful lives of 15 to 40 years.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

1. Summary of Significant Accounting Policies - continued

Income Taxes

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporate income taxes, the stockholders of an S corporation are taxed based on their proportionate share of the Company's taxable income. Therefore, no provision or liability for corporate income taxes has been included in the financial statements.

The Company has adopted the provisions of authoritative guidance regarding accounting for uncertainty in income taxes. The authoritative guidance provides that a tax benefit or liability from an uncertain tax position should be recognized when it is more likely than not that a position will not be sustained upon examination. As of December 31, 2014, management has concluded that the Company had no uncertain income tax positions.

The Company's federal income tax returns for years beginning in 2013, 2012, and 2011 are subject to examination by the IRS or the State of Maine, generally for three years after they were filed.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses for the fifteen months ended December 31, 2014 and the year ended September 30, 2013 were $43,166 and $29,893, respectively.

Subsequent Events

Subsequent events have been evaluated through February 27, 2015, which is the date the financial statements were available to be issued.

2. Marketable Securities Owned/Fair Values

Marketable securities owned consist of investment securities at fair value at December 31, 2014 and September 30, 2013:

	2014	2013
Level 1 Marketable Securities		
Corporate stocks by industry		
Consumer goods	$ 169,690	$ 95,346
Technology	169,398	14,039
Services	18,565	5,932
Financial	299,963	282,108
Basic materials	436,428	436,099
Industrial goods	39,286	0
Total - Exhibit A	$1,133,330	$833,524

In accordance with authoritative guidance, the Company groups its financial assets measured at fair value in three levels, based on markets in which these assets are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 - Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 - Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 - Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models, options pricing models and similar techniques.

3. Property and Equipment

Property and equipment, at cost, consists of the following at December 31, 2014 and September 30, 2013:

	2014	2013
Building, improvements, land and signs	$401,862	$397,683
Furniture and fixtures	8,382	30,210
Computer equipment	33,434	47,057
Vehicles	87,642	46,249
Total Property and Equipment	531,320	521,199
Less accumulated depreciation	371,009	396,317
Net Property and Equipment - Exhibit A	$160,311	$124,882

Depreciation expense was $22,690 and $23,784 for the fifteen months ended December 31, 2014 and year ended September 30, 2013, respectively.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rules (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $1,293,900 which was $1,043,900 in excess of its SEC required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was .12 to 1. The Company also has a contractual obligation with National Financial Services (NFS) clearing to maintain net capital of $250,000.

5. Related Party Transaction

Relationship

Name	Relationship
Micbrooks Partnership	The Company holds 66-2/3% interest

Transaction

Rent paid to Micbrooks Partnership	$ 18,750	$ 15,000

5. Related Party Transaction - continued

The Company will advance loans to pay any operating expenses of Micbrooks Partnership in excess of monthly rental proceeds. No loans were required for the fifteen months ended December 31, 2014 and year ended September 30, 2013.

6. Investment in Unconsolidated Subsidiary

The Company holds a 66-2/3% interest in Micbrooks Partnership, a rental real estate partnership. The Company accounts for its investment using the equity method. Condensed financial information of Micbrooks Partnership at December 31 is as follows:

Summary of Statements of Financial Condition

	2014	2013
Assets		
Current assets	$ 68,365	$ 45,875
Noncurrent assets	95,169	107,620
Total Assets	$163,534	$153,495
Liabilities and Equity		
Payable to affiliate	$ -	$ 37,662
Equity	163,534	115,833
Total Liabilities and Equity	$163,534	$153,495

Summary of Statements of Operations

	2014	2013
Revenues	$ 32,361	$ 32,111
Net income	$ 10,039	$ 17,932

7. Pension Plan

The Company maintains a 401(k) pension plan covering substantially all employees. The Company can match employee contributions based on a percentage of the participant's wages. For the fifteen months ended December 31, 2014 and year ended September 30, 2013, the Company made matching contributions of $40,663 and $26,587, respectively.

7. Pension Plan - continued

The Company established a profit sharing plan on March 7, 2014. The plan is a noncontributory plan covering substantially all employees. Allocation to the participants is based upon the classification of the participants. The company contributed $68,149 to the plan in 2014.

8. Other Assets

Other assets consist of the following at December 31, 2014 and September 30, 2013:

	2014	2013
Escrow account with NFS	$ 28,404	$ 28,371
IRS fiscal year-end S corporation required payment	7,103	4,793
Other	1,912	358
Total Other Assets - Exhibit A	$ 37,419	$ 33,522

9. Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customer securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer, National Financial Services, LLC. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to those transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

10. Noncash Investing and Financing Activity

Noncash investing and financing activity is as follows:

	2014	2013
Securities transferred to stockholder in lieu of cash dividend	$ -	$400,107

11. Subsequent Event

On January 2, 2015, the Company redeemed 13,000 shares of Class A, voting common stock from the majority shareholder at $16.74 per share.

12. Recapitalization

On September 27, 2013, the Board of Directors authorized 200,000 shares of Class A voting, no par value common stock and 200,000 shares of Class B non-voting, no par value common stock. The 90 shares of common stock issued and outstanding were converted to 85,000 shares of Class A voting common stock.

On October 1, 2013, an additional 15,000 shares of Class A voting common stock were issued in exchange for $134,550.

13. Notes Receivable

Notes receivable at December 31, 2014 consists of the following:

Bangor Ramada - Hospitality Management, Inc. Unsecured; no monthly payments; interest at prime plus 1% currently 4.75%	$140,000
Daniel Brooks Unsecured; no monthly payments; interest 3 basis points above prime	26,862
Total Notes Receivable - Exhibit A	$166,862

14. Guarantees / Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

MEANS WEALTH MANAGEMENT
Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2014

Net Capital Computation	
Stockholder's Equity - Exhibit A	$ 1,972,241
Deduct: Non-allowable assets	
Investment in unconsolidated subsidiary	(109,037)
Other investments	(18,731)
Property and equipment, net	(160,311)
Prepaid expenses	(5,188)
Notes receivable	(166,862)
Other non-allowable assets	(9,015)
Haircuts on securities positions	(209,197)
Net Capital	$ 1,293,900
Aggregate Indebtedness	
Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 149,632
Total Aggregate Indebtedness	$ 149,632
Computation of Basic Net Capital Requirement	
Minimum SEC net capital required	$ 250,000
Excess net capital	1,043,900
Total Net Capital	$ 1,293,900
Ratio: Aggregate Indebtedness to Net Capital	0.12

MEANS WEALTH MANAGEMENT
Reconciliation of Audited vs. Unaudited Computation of
Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2014

Net Capital - As reported in the Company's Part II (unaudited) FOCUS report	$ 1,304,663
Audit adjustments - Net Increase in stockholder's equity	21,616
Audit adjustments - Net Decrease in Non-allowable Assets	(31,018)
Increase in haircut due to increase in net income	(1,361)
Net Capital - Audited	$ 1,293,900

Reconciliation to the Company's Part II (Unaudited) FOCUS Report

The increase of $21,616 in stockholder's equity is principally comprised of the following:

Increase in employee compensation and benefits	$ (10,353)
Decrease in expenses - Correct capitalization of property and equipment	3,845
Decrease in depreciation expense	6,162
Increase in income from unconsolidated subsidiary	6,693
Increase in interest income on notes receivable	14,318
Other adjustments	951
	$ 21,616

The increase in non-allowable assets is comprised of the following:

Increase in property and equipement -	
Correct capitalization of property and equipment	$ 3,845
Correct depreciation	6,162
Increase in investment in unconsolidated subsidiary	6,693
Increase in notes receivable	14,318
	$ 31,018

HEC
CPA
ESTABLISHED 1964

Haverlock, Estey & Curran, LLC
Certified Public Accountants • Consultants

Peter D. Curran, CPA
Steven D. Carr, CPA
Vicki J. Vincent, CPA
Gayle M. Davis, CPA
Stephen L. Spencer, CPA
Keith P. Bourgoin, CPA
Randy S. Baker, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM EXEMPTION REVIEW REPORT

To the Shareholders
of Means Wealth Management

We have reviewed management's statements, included in the accompanying SEA Rule 17a-5(d)(4) Exemption Report, in which (1) Means Wealth Management identified the following provisions of 17 C.F.R. §15c3-3(k) under which Means Wealth Management claimed an exemption from 17 C.F.R. §240.15c3-3: Rule 15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Means Wealth Management stated that Means Wealth Management met the identified exemption provisions throughout the most recent fiscal year without exception. Means Wealth Management's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Means Wealth Management's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Haverlock, Estey + Curran
HAVERLOCK, ESTEY & CURRAN

Hampden, Maine

February 27, 2015

BUILDING FINANCIAL RELATIONSHIPS

8 COMMERCE COURT • HAMPDEN, MAINE 04444-1538 • TEL (207) 945-5695 • FAX (207) 945-5118
www.heccpa.com

Means Wealth Management
SEA Rule 17a-5(d)(4)
Exemption Report

Firm CRD 2748
SEC 8-27458
Fiscal Year End December 31, 2014

In accordance with Rule 17a-5(d)(4), to our best knowledge and belief, we claim an exemption under Rule 15c3-3(k)(2)(ii). Also to our best knowledge and belief we met the exemption under Rule 15c3-3(k)(2)(ii) throughout our most recent fiscal year without exception.

MEANS WEALTH MANAGEMENT

AGREED-UPON PROCEDURES REPORT

DECEMBER 31, 2014

HEC CPA
ESTABLISHED 1964

Haverlock, Estey & Curran, LLC
Certified Public Accountants • Consultants

Peter D. Curran, CPA
Steven D. Carr, CPA
Vicki J. Vincent, CPA
Gayle M. Davis, CPA
Stephen L. Spencer, CPA
Keith P. Bourgoin, CPA
Randy S. Baker, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Stockholder
Means Wealth Management
Bangor, Maine

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Means Wealth Management (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, SIPC and Department of State, Bureau of Securities Regulation, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective checks issued and general ledger account posting noting no differences;

2. Compared the amounts reported on audited Form X-17A-5 for the fifteen months ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the period ended December 31, 2014 noting no differences.

3. Compared any adjustments in Form SIPC-7 with supporting schedules and working papers consisting of Company calculation of SIPC Net Operating Revenue using data from internal interim financial statements, account detail and quarterly FOCUS Reports (Form X-17A-5) which correspond to the fifteen months ended December 31, 2014 noting no differences;

8 COMMERCE COURT • HAMPDEN, MAINE 04444-1538 • TEL (207) 945-5695 • FAX (207) 945-5118
www.heccpa.com

4. Proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Haverlock, Estey + Curran

HAVERLOCK, ESTEY & CURRAN

February 27, 2015
Hampden, Maine